

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-mail
Alan J. Haughie
Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, MI 48033

     Re: Federal-Mogul Corporation
              Registration Statement on Form S-3
              Filed March 21, 2013
              File No. 333-187424

Dear Mr. Haughie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page 23

1. We note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and that certain portions of your Definitive Proxy Statement for your 2013 Annual Meeting are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2013 Annual Meeting prior to requesting acceleration of the effectiveness of your registration statement. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

<u>Exhibit 5.1</u>

2. We note the following assumption in the penultimate paragraph on page 2: "We also have assumed that the Company will remain validly existing and in good standing under the laws of the state of Delaware." Please confirm that counsel will not include this assumption in the opinion that will be filed when a takedown from the shelf registration statement occurs.

3. We note that opinion 1 on page 3 states that the common stock will be validly issued, fully paid and non-assessable upon the occurrence of certain conditions. However, the common stock being offering by the selling stockholders should already be validly issued, fully paid and non-assessable. Please have counsel include an opinion to that effect.

4. We note counsel's qualification in the penultimate paragraph on page 4 of the opinion that the opinions expressed therein based on the laws of the State of New York "are limited to the laws generally applicable in transactions of the type covered by the Indentures." The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable New York laws. Please have counsel revise the penultimate paragraph on page 4 of the opinion to remove such qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Bruce A. Toth, Esq.